THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                     Lincoln Life Variable Annuity Account N


                     Lincoln ChoicePlus Assurance (A Share)


        Supplement dated ______ 2007 to the Prospectus dated May 1, 2007


This supplement to the prospectus for your Lincoln ChoicePlus Assurance (A Share) variable annuity contract provides a new optional rider available for purchase. This supplement is for informational purposes and requires no action on your part.


Lincoln Lifetime IncomeSM Advantage. The Lincoln Lifetime IncomeSM Advantage is a Rider that is available for purchase with your variable annuity contract if the gross purchase payment or contract value (if purchased after the contract is issued) is at least $50,000. The gross purchase payment is the amount paid into the contract before the deduction for the sales charge. This Rider provides minimum, guaranteed, periodic withdrawals for your life as contract owner/annuitant (Single Life Option) or for the lives of you as contract owner/annuitant and your spouse as joint owner or primary beneficiary (Joint Life Option) regardless of the investment performance of the contract, provided that certain conditions are met. A minimum guaranteed amount (Guaranteed Amount) is used to calculate the periodic withdrawals from your contract but, is not available as a separate benefit upon death or surrender. The Guaranteed Amount is equal to the initial gross purchase payment (or contract value if elected after contract issue) increased by subsequent gross purchase payments, Automatic Annual Step-ups, 5% Enhancements and the Step-up to 200% of the initial Guaranteed Amount and decreased by withdrawals in accordance with the provisions set forth below. No additional gross purchase payments are allowed if the contract value decreases to zero for any reason.


This Rider provides annual withdrawals of 5% of the initial Guaranteed Amount called Maximum Annual Withdrawal amounts. With the Single Life option, you may receive Maximum Annual Withdrawal amounts for your lifetime. If you purchase the Joint Life option, Maximum Annual Withdrawal amounts for the lifetimes of you and your spouse will be available. Withdrawals in excess of the Maximum Annual Withdrawal amount and any withdrawals prior to age 59 1/2 (for the Single Life Option) or age 65 (for the Joint Life Option) may significantly reduce your Maximum Annual Withdrawal amount. Withdrawals will also negatively impact the availability of the 5% Enhancement, the 200% Step-up and the Lincoln Lifetime IncomeSM Advantage Plus. These options are discussed below in detail.


An additional option, available for purchase with your Lincoln Lifetime IncomeSM Advantage provides that on the seventh Benefit Year anniversary, provided you have not made any withdrawals, you may choose to cancel your Lincoln Lifetime IncomeSM Advantage rider and receive an increase in your contract value of an amount equal to the excess of your initial Guaranteed Amount (and gross purchase payments made within 90 days of rider election) over your contract value. This option is called Lincoln Lifetime IncomeSM Advantage Plus and is discussed in detail below. You may consider purchasing this option if you want to guarantee at least a return of your initial gross purchase payment after 7 years. Lincoln Lifetime IncomeSM Advantage Plus must be purchased with the Lincoln Lifetime IncomeSM Advantage.


By purchasing the Lincoln Lifetime IncomeSM Advantage Rider, you will be limited in how you can invest in the subaccounts in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment Requirements later in this Supplement. If you purchase the Lincoln Lifetime IncomeSM Advantage Plus option, you will have only two investment options, the Lincoln VIP Moderate Profile Fund or the Lincoln VIP Conservative Profile Fund, both funds of funds.

Lincoln offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your contract value and may provide certain guarantees. These riders are fully discussed in your prospectus. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime IncomeSM Advantage and these other riders is included later is this Supplement. Not all riders will be available at all times.

Expense Table

The following table describes the charges for the Lincoln Lifetime Income SM Advantage Rider options. Refer to your prospectus for all other fees and charges associated with your variable annuity contract. You cannot elect the Lincoln Lifetime Income SM Advantage Rider or the Lincoln Smart Security(R) Advantage Rider at the same time.
Lincoln Lifetime IncomeSM Advantage:

                                                                  Lincoln Lifetime IncomeSM
                                                                     Advantage Single or
                                                                      Joint Life Option

     Guaranteed maximum annual percentage charge*                           1.50%

     Current annual percentage charge*                                      0.75%

     Additional charge for Lincoln Lifetime IncomeSM                        0.15%
     Advantage Plus*


* The annual percentage charge is assessed against the Guaranteed Amount (initial gross purchase payment or contract value at the time of election) as increased for subsequent gross purchase payments, Automatic Annual Step-ups, 5% Enhancements, the 200% Step-up and decreased by withdrawals. These changes to the Guaranteed Amount are discussed below. This charge is deducted from the contract value on a quarterly basis.


EXAMPLES
This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage Plus are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
1) If you surrender your contract at the end of the applicable time period:
                                 1 year     3 years    5 years    10 years
                                 ------     -------    -------    --------
                                 XX          XX        XX          XX
2) If you annuitize or do not surrender your contract at the end of the applicable time period:
                                 1 year     3 years    5 years    10 years
                                 ------     -------    -------    --------
                                 XX          XX        XX          XX


For more information, see Charges and Other Deductions in your prospectus. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or annuity payouts are made. See The Contracts
- i4LIFE(R) Advantage including the Guaranteed Income Benefit Rider, 4LATER(R) Advantage and Annuity Payouts. These examples should not be considered a representation of past or future expenses.


The Lincoln Lifetime IncomeSM Advantage charge as well as the Lincoln Lifetime IncomeSM Advantage Plus charge are further described in this Supplement after the discussion of the Rider. If the Rider is elected at contract issue, then the Rider will be effective on the contract's effective date. If the Rider is elected after the contract is issued (by sending a written request to our Home Office), the Rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this Rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. (Note: The Lincoln Lifetime IncomeSM Advantage Plus provides a limited withdrawal opportunity on the 7th Benefit Year Anniversary as described in this Supplement.) The initial Guaranteed Amount varies based on when you elect the Rider. If you elect the Rider at the time you purchase the contract, the initial Guaranteed Amount will equal your initial gross purchase payment. If you elect the Rider after we issue the contract, the initial Guaranteed Amount will equal the contract value on the effective date of the Rider. The maximum Guaranteed Amount is $10,000,000. This maximum takes into consideration the total
Guaranteed Amounts from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (or spouse if Joint Life Option) are the covered lives under either the Lincoln Lifetime IncomeSM Advantage or Lincoln Smart Security(R) Advantage (discussed in your prospectus).


Additional gross purchase payments automatically increase the Guaranteed Amount by the amount of the gross purchase payment (not to exceed the maximum Guaranteed Amount); for example, a $10,000 additional gross purchase payment will increase the Guaranteed Amount by $10,000. After the first anniversary of the Rider effective date, each time a gross purchase payment is made after the cumulative gross purchase payments equal or exceed $100,000, the charge for your Rider may change on the next Benefit Year anniversary. The charge will be the current charge in effect on that next Benefit Year Anniversary, for new purchases of the Rider. The charge will never exceed the guaranteed maximum annual charge. See Lincoln Lifetime IncomeSM Advantage Charge later in this supplement. Additional gross purchase payments will not be allowed if the contract value decreases to zero for any reason including market loss.

The following example demonstrates the impact of additional gross purchase payments on the Lincoln Lifetime IncomeSM Advantage charge:

Initial gross purchase payment $100,000
Additional gross purchase payment in Year 2 $ 75,000 No change to charge Additional gross purchase payment in Year 3 $ 25,000 Charge will be the current charge
Additional gross purchase payment in Year 4 $ 10,000 Charge will be the current charge


Each withdrawal reduces the Guaranteed Amount as discussed below.


Since the charge for the Rider is based on the Guaranteed Amount, the cost of the Rider increases when additional gross purchase payments, Automatic Annual Step-ups, 5% Enhancements and the 200% Step-up are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount. In addition, the percentage charge may change when cumulative gross purchase payments exceed $100,000 and also when Automatic Annual Step-ups occur as discussed below. See Lincoln Lifetime IncomeSM Advantage Charge later in this Supplement.

5% Enhancement to the Guaranteed Amount. On each Benefit Year anniversary, the Guaranteed Amount, minus gross purchase payments received in that year, will be increased by 5% if the contract owner/annuitant (as well as the spouse if the Joint Life option is in effect) are under age 86. Additional gross purchase payments must be invested in the contract at least one Benefit Year before the 5% Enhancement will be made on the portion of the Guaranteed Amount equal to that gross purchase payment. Any gross purchase payments made within the first 90 days after the effective date of the Rider will be included in the Guaranteed Amount for purposes of receiving the 5% Enhancement on the first Benefit Year anniversary.


Note: The 5% Enhancement is not available in any year there is a withdrawal from contract value including a Maximum Annual Withdrawal Amount. A 5% Enhancement will occur in subsequent years after a withdrawal only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.


The following is an example of the impact of the 5% Enhancement on the Guaranteed Amount:
Initial gross purchase payment = $100,000; Guaranteed Amount
        = $100,000
Additional gross purchase payment on day 30 = $15,000; Guaranteed Amount
        = $115,000
Additional gross purchase payment on day 95 = $10,000; Guaranteed Amount
        = $125,000

On the first Benefit Year Anniversary, the Guaranteed Amount will never be less than $130,750 ($115,000 times 1.05%=$120,750 plus $10,000). The $10,000 gross purchase payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year Anniversary.


The 5% Enhancement will be in effect for 15 years from the effective date of the Rider. The 5% Enhancement will cease upon the death of the contract owner/annuitant or upon the death of the survivor of the contractowner or spouse (if Joint Life option is in effect) or when the oldest of these individuals reaches age 86. A new 15-year period will begin each time an Automatic Annual Step-up to the contract value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Guaranteed Amount, you will not receive the 5% Enhancement. The 5% Enhancement cannot increase the Guaranteed Amount above the maximum Guaranteed Amount of $10,000,000.

Any withdrawal from the contract value limits the 5% Enhancement as follows:

   a. The 5% Enhancement will not occur on any Benefit Year anniversary in which there is a withdrawal, including a Maximum Annual Withdrawal amount, from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no other withdrawals are made from the contract and the Rider is within the 15-year period as long as the contract owner/ annuitant (Single Life Option) is 59 1/2 or older or the contractowner and spouse (Joint Life Option) are age 65 or older.

   b. If the contractowner/annuitant (Single Life Option) is under age 59 1/2 or the contractowner or spouse (Joint Life Option) is under age 65, and a withdrawal is made from the contract, the 5% Enhancement will not occur again until an Automatic Annual Step-Up to the contract value (as described below) occurs.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawals section below.

If your Guaranteed Amount is increased by the 5% Enhancement on the Benefit Year anniversary, your percentage charge for the Rider will not change. However, the amount you pay for the Rider will increase since the charge for the Rider is based on the Guaranteed Amount. See Lincoln Lifetime IncomeSM Advantage Charge later in this supplement.

Automatic Annual Step-ups of the Guaranteed Amount. The Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary if:

   a. the contractowner/annuitant (Single Life Option), or the contractowner and spouse (Joint Life option) are both still living and under age 86; and


   b. the contract value on that Benefit Year anniversary, after the deduction of any withdrawals (including the Rider charge and account fee), plus any gross purchase payments made on that date, is greater than the Guaranteed Amount after the 5% Enhancement (if any) or 200% Step-up (if any, as described below).


Each time the Guaranteed Amount is stepped up to the current contract value as described above, your percentage charge for the Rider will be the current charge for the Rider, not to exceed the guaranteed maximum charge. Therefore, your percentage charge for this Rider could increase every Benefit Year anniversary. See Lincoln Lifetime IncomeSM Advantage Charge later in this Supplement.

If your percentage rider charge is increased upon an Automatic Annual Step-up, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the Rider to change. This opt out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Step-up. If you decline the Automatic Annual Step-up, you will receive the 200% Step-up (if you are eligible as described below) or the 5% Enhancement (if you are eligible as specified above); however, a new 15-year period for 5% Enhancements will not begin. You may not decline the Automatic Annual Step-up, if applicable, if your additional gross purchase payments would cause your charge to increase. See the earlier Guaranteed Amount section.


Following is an example of how the Automatic Annual Step-ups and the 5% Enhancement will work (assuming no withdrawals or additional gross purchase payments and issue age above 59 1/2 (Single Life) or 65 (Joint Life):



                                                                               Potential for      Length of 5%
                                                                              Charge to Change     Enhancement
                                        Contract Value    Guaranteed Amount                           Period


   Initial Gross Purchase Payment          $47,750*            $50,000               No                 15
   $50,000
   1st Benefit Year Anniversary             $54,000            $54,000               Yes                15
   2nd Benefit Year Anniversary             $53,900           $56,700                No                 14
   3rd Benefit Year Anniversary             $57,000            $59,535               No                 13
   4th Benefit Year Anniversary             $64,000            $64,000               Yes                15

*The beginning contract value is the initial deposit less the 4.5% sales charge. Refer to your prospectus for the explanation of the sales charge.


On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Guaranteed Amount to the contract value of $54,000 since the increase in the contract value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700=$2,835). On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the contract value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535).

An Automatic Annual Step-up cannot increase the Guaranteed Amount beyond the maximum Guaranteed Amount of $10,000,000.

Step-up to 200% of the initial Guaranteed Amount. On the Benefit Year anniversary after you (Single Life) or the younger of you and your spouse (Joint Life) reach age 70, or the rider has been in effect for 10 years, whichever event is later, we will step-up your Guaranteed Amount to 200% of your initial Guaranteed Amount (plus any gross purchase payments made within 90 days of rider election), less any withdrawals, if this would increase your Guaranteed Amount to an amount higher than that provided by the 5% Enhancement or the Automatic Annual Step-up for that year, if applicable. (You will not also receive the 5% Enhancement or Automatic Annual Step-up if the 200% Step-up applies.) This Step-up will not occur if:

   1) any withdrawal was made prior to age 59 1/2 (Single Life) or age 65 (Joint Life);

   2)         An Excess Withdrawal (defined later in this
              Supplement) has occurred; or


   3) Cumulative withdrawals totaling more than 10% of the initial Guaranteed Amount (plus gross purchase payments within 90 days of rider election) have been made (even if these withdrawals were within the Maximum Annual Withdrawal amount).

The following example demonstrates the impact of this Step-up on the Guaranteed
Amount:

Initial gross purchase payment at age 60 = $200,000; Guaranteed Amount =$200,000; Maximum Annual Withdrawal amount = $10,000.

A $10,000 Maximum Annual Withdrawal was made at age 65 and age 66. However, if one additional $10,000 Maximum Annual Withdrawal was made at age 67, the Step-up would not be available since withdrawals cannot exceed $20,000 (10% of $200,000).

After 10 years, at age 70, the Guaranteed Amount is $272,339 (after applicable 5% Enhancements) and the contract value is $250,000. Since the Guaranteed Amount is less than $360,000 ($200,000 initial Guaranteed Amount reduced by the two $10,000 withdrawals times 200%), the Guaranteed Amount is increased to $360,000.


This Step-up is only available one time and it will not occur if, on the applicable Benefit Year anniversary, your Guaranteed Amount exceeds 200% of your initial Guaranteed Amount (plus gross purchase payments within 90 days of rider election). Required minimum distributions from qualified contracts may adversely impact this benefit because you may have to withdraw more than 10% of your initial Guaranteed Amount. See the terms governing RMDs in the Maximum Annual Withdrawal Amounts section below.

This Step-up will not cause a change to the percentage charge for your rider. However, the amount you pay for the rider will increase since the charge is based on the Guaranteed Amount. See Lincoln Lifetime IncomeSM Advantage Charge later in this Supplement.

The 200% Step-up cannot increase the Guaranteed Amount beyond the Maximum Guaranteed Amount of $10,000,000.

Maximum Annual Withdrawal Amount. You may make periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year for your (contractowner) lifetime (Single Life Option) or the lifetimes of you and your spouse (Joint Life Option) as long as you are at least age 59 1/2 (Single Life Option) or you and your spouse are both at least age 65 (Joint Life Option) and your Maximum Annual Withdrawal amount is greater than zero.

On the effective date of the Rider, the Maximum Annual Withdrawal amount is equal to 5% of the initial Guaranteed Amount. If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year.

If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue automatically for your life (and your spouse if applicable) under the Maximum Annual Withdrawal Amount Annuity Payment Option (discussed later in this supplement). You may not withdraw the remaining Guaranteed Amount in a lump sum.

Note: if any withdrawal is made, the 5% Enhancement is not available during that Benefit Year and the Lincoln Lifetime IncomeSM Advantage Plus is not available (see below). Withdrawals may also negatively impact the 200% Step-up (see above). The tax consequences of withdrawals are discussed in Federal Tax Matters in your prospectus.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value.

The Maximum Annual Withdrawal amount will be doubled, called the Nursing Home Enhancement, during a Benefit Year when the contractowner/annuitant is age
59 1/2 or older or the contractowner and spouse (Joint Life option), are both age 65 or older, and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing Home Enhancement applies if the admittance into such facility occurs 12 months or more after the effective date of the Rider, the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Maximum Annual Withdrawal amount will be reduced by 50% starting after the next Benefit Year anniversary.

The remaining references to the 5% Maximum Annual Withdrawal amount also include the Nursing Home Enhancement Maximum Annual Withdrawal amount.

The Maximum Annual Withdrawal amount is increased by 5% of any additional gross purchase payments. For example, if the Maximum Annual Withdrawal amount of $2,500 (5% of $50,000 Guaranteed Amount) is in effect and an additional gross purchase payment of $10,000 is made, the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of $10,000).

5% Enhancements, Automatic Annual Step-ups and the 200% Step-up will cause a recalculation of the eligible Maximum Annual Withdrawal amount to the greater of:

   a. the Maximum Annual Withdrawal amount immediately prior to the 5% Enhancement, Automatic Annual Step-up or 200% Step-up; or

   b.   5% of the Guaranteed Amount on the Benefit Year anniversary.

See the chart below for examples of the recalculation.

The Maximum Annual Withdrawal amount from both Lincoln Lifetime IncomeSM Advantage and Lincoln Smart Security(R) Advantage under all Lincoln Life contracts (or contracts issued by our affiliates) applicable to you (or your spouse if Joint Life Option) can never exceed 5% of the maximum Guaranteed Amount.

Withdrawals after age 59 1/2 (Single Life Option) or age 65 (Joint Life Option). If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) after age 59 1/2 (Single Life) or age 65 (Joint Life) are within the Maximum Annual Withdrawal amount, then:

   1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

   2.   the Maximum Annual Withdrawal amount will remain the same.


The impact of withdrawals prior to age 59 1/2 or age 65 will be discussed later in this section. The following example illustrates the impact of Maximum Annual Withdrawals on the Guaranteed Amount and the recalculation of the Maximum Annual Withdrawal amount (assuming no additional gross purchase payments and the contractowner (Single Life) is older than 59 1/2 and the contractowner and spouse (Joint Life) are both older than 65):


                                            Contract Value       Guaranteed Amount       Maximum Annual
                                                                                       Withdrawal amount

   Initial Gross Purchase Payment              $47,750*               $50,000                 $2500
   $50,000
   1st Benefit Year Anniversary                 $54,000               $54,000                 $2700
   2nd Benefit Year Anniversary                 $51,000               $51,300                 $2700
   3rd Benefit Year Anniversary                 $57,000               $57,000                 $2850
   4th Benefit Year Anniversary                 $64,000               $64,000                 $3200

*The beginning contract value is the initial deposit less the 4.5% sales charge. Refer to your prospectus for the explanation of the sales charge.


The initial Maximum Annual Withdrawal amount is equal to 5% of the Guaranteed Amount. Since withdrawals occurred each year (even withdrawals within the Maximum Annual Withdrawal amount), the 5% Enhancement of the Guaranteed Amount was not available. However, each year the Automatic Annual Step-up occurred (1st, 3rd and 4th anniversaries), the Maximum Annual Withdrawal amount was recalculated to 5% of the current Guaranteed Amount.


Withdrawals from Individual Retirement Annuity contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:


   1. Lincoln's monthly or quarterly automatic withdrawal service is used to calculate and pay the RMD; and

   2.   The RMD calculation must be based only on the value in this contract.

   3. No withdrawals other than RMDs are made within that Benefit Year (except as described in next paragraph).



If your RMD withdrawals during a Benefit Year are less than the Maximum Annual Withdrawal amount, an additional amount up to the Maximum Annual Withdrawal Amount may be withdrawn . If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Maximum Annual Withdrawal amount, including amounts attributed to RMDs, will be treated as Excess Withdrawals (see below).

Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed gross purchase payments are taxed as ordinary income. See Federal Tax Matters in your prospectus.


Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) that exceed the Maximum Annual Withdrawal amount. When Excess Withdrawals occur:

   1. The Guaranteed Amount is reduced by the same proportion that the Excess Withdrawal reduces the contract value. This means that the reduction in the Guaranteed Amount could be more than a dollar-for-dollar reduction.

   2. The Maximum Annual Withdrawal amount will be immediately recalculated to 5% of the new (reduced) Guaranteed Amount (after the pro rata reduction for the Excess Withdrawal); and

   3.   The 200% Step-up will never occur.



The following example demonstrates the impact of an Excess Withdrawal on the Guaranteed Amount and the Maximum Annual Withdrawal amount. A $12,000 withdrawal caused a $15,182 reduction in the Guaranteed Amount.


Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $85,000
Maximum Annual Withdrawal amount = $5,000 (5% of the initial Guaranteed Amount of $100,000)

After a $12,000 Withdrawal ($5,000 is within the Maximum Annual Withdrawal amount, $7,000 is the Excess Withdrawal):
The contract value and Guaranteed Amount are reduced dollar for dollar for the Maximum Annual Withdrawal amount of $5,000:

Contract Value = $55,000
Guaranteed Amount = $80,000

The contract value is reduced by the $7,000 Excess Withdrawal and the Guaranteed Amount is reduced by 12.72%, the same proportion that the Excess Withdrawal reduced the $55,000 contract value ($7,000 / $55,000)

Contract value = $48,000

Guaranteed Amount = $69,818 ($80,000 X 12.72% = $10,181; $80,000 - $10,181 =
$69,818) Maximum Annual Withdrawal amount = $3,491.00 (5% of $69,818)

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce or deplete your Maximum Annual Withdrawal amount.

Withdrawals before age 59 1/2/65. If any withdrawal is made prior to the time the contractowner, is age 59 1/2 (Single Life) or the contractowner and spouse (Joint Life) are both age 65, including withdrawals equal to Maximum Annual Withdrawal amounts, the following will occur:

   1. The Guaranteed Amount will be reduced in the same proportion that the entire withdrawal reduced the contract value (this means that the reduction in the Guaranteed amount could be more than a dollar-for-dollar reduction);
   2. The Maximum Annual Withdrawal amount will be immediately recalculated to 5% of the new (reduced) Guaranteed Amount;
   3. The 5% Enhancement to the Guaranteed Amount is not available until after an Automatic Annual Step-up to the contract value occurs.
         This Automatic Annual Step-up will not occur until the contract value exceeds the Guaranteed Amount on a Benefit Year anniversary. (See the 5% Enhancement section above), and
   4.    The 200% Step-up will never occur.

The following is an example of the impact of a withdrawal prior to age 59 1/2 for single or age 65 for joint:


$100,000 gross purchase payment


$100,000 Guaranteed Amount

A 10% market decline results in a contract value of $90,000

$5,000 Maximum Annual Withdrawal amount


If a $5,000 withdrawal is made before age 59 1/2, the Guaranteed Amount will be $94,444 ($100,000 reduced by 5.56% ($5,000/$90,000) and the new Maximum Annual
Withdrawal amount is $4,722 (5% times $94,444).


In a declining market, withdrawals prior to age 59 1/2 (or 65 if Joint Life) may substantially deplete or eliminate your Guaranteed Amount and reduce or deplete your Maximum Annual Withdrawal amount.



Lincoln Lifetime IncomeSM Advantage Plus. If you have purchased Lincoln Lifetime IncomeSM Advantage Plus, ("Plus Option"), on the seventh Benefit Year anniversary, you may elect to receive an increase in your contract value equal to the excess of your initial Guaranteed Amount, (plus any gross purchase payments made within 90 days of the rider effective date) over your current contract value. Making this election will terminate the Plus Option as well as the Lincoln Lifetime IncomeSM Advantage and the total charge for this rider and you will have no further rights to Maximum Annual Withdrawal amounts or any other benefits under this rider. You have 30 days after the seventh Benefit Year anniversary to make this election, but you will receive no more than the difference between the contract value and the initial Guaranteed Amount on the seventh Benefit Year anniversary.


You may not elect to receive an increase in contract value if any withdrawal is made, including Maximum Annual Withdrawal amounts, prior to the seventh Benefit Year anniversary. If you make a withdrawal prior to the seventh Benefit Year anniversary, the charge for this Plus Option (in addition to the Lincoln Lifetime IncomeSM Advantage charge) will continue until the seventh Benefit Year anniversary. After the seventh Benefit Year anniversary, the 0.15% charge for the Plus Option will be removed from your contract and the charge for your Lincoln Lifetime IncomeSM Advantage will continue.

If you do not elect to receive an increase in your contract value, after the seventh Benefit Year anniversary, your Lincoln Lifetime IncomeSM Advantage and its charge will continue as discussed in this Supplement and the Plus Option 0.15% charge will be removed from your contract.

The following example illustrates the Plus Option upon the seventh Benefit Year anniversary:

Initial gross purchase payment of $100,000; Initial Guaranteed Amount of $100,000.

On the seventh Benefit Year anniversary, if the current contract value is $90,000; the contractowner may choose to have $10,000 placed in the contract and the Plus Option (including the right to continue the Lincoln Lifetime IncomeSM Advantage) will terminate at that time.

If you decide to purchase the Plus Option, your only investment options until the seventh Benefit Year anniversary are the Lincoln VIP Moderate Profile Fund and Lincoln VIP Conservative Profile Fund, both funds of funds. You may not transfer contract value out of these funds to any other funds before the seventh Benefit Year anniversary. After the seventh Benefit Year anniversary, you may invest in other subaccounts in your contract, subject to the Investment Requirements.

Maximum Annual Withdrawal Amount Annuity Payout Option. If you are required to annuitize your Maximum Annual Withdrawal Amount, because you have reached the Maturity Date of the Contract, the Maximum Annual Withdrawal Amount Annuity Payout Option is available.

The Maximum Annual Withdrawal Amount Annuity Payment Option is a fixed annuitization in which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life (this option is different from other annuity payment options discussed in your prospectus, including i4LIFE(R) Advantage, which are based on your contract value). Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount (including the Nursing Home Enhancement if you qualify) for your life or the life of you and your spouse for the Joint Life option.

If the contract value is zero and you have a remaining Maximum Annual Withdrawal amount, you will receive the Maximum Annual Withdrawal Amount Annuity Payment Option.


Death Prior to the Annuity Commencement Date. The Lincoln Lifetime
IncomeSM Advantage has no provision for a payout of the Guaranteed Amount or any other death benefit upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit options (as described in your prospectus) will be in effect. Election of the Lincoln Lifetime IncomeSM Advantage does not impact the death benefit options available for purchase with your annuity contract except as described below in Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit in your prospectus.


Upon the death of the Single Life, the Lincoln Lifetime IncomeSM Advantage will end and no further Maximum Annual Withdrawal amounts are available (even if there was a Guaranteed Amount in effect at the time of the death). The Lincoln Lifetime IncomeSM Advantage Plus will also terminate, if in effect. If the beneficiary elects to continue the contract after the death of the Single Life (through a separate provision of the contract), the beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage Rider if available under the terms and charge in effect at the time of the new purchase. There is no carryover of the Guaranteed Amount.

Upon the first death under the Joint Life option, the lifetime payout of the Maximum Annual Withdrawal amount will continue for the life of the surviving spouse. The 5% Enhancement, 200% Step-up, Lincoln Lifetime IncomeSM Advantage Plus and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, the Lincoln Lifetime
IncomeSM Advantage will end and no further Maximum Annual Withdrawal amounts are available (even if there was a Guaranteed Amount in effect at the time of the death). The Lincoln Lifetime IncomeSM Advantage Plus will also terminate, if in effect.

As an alternative, after the first death, the surviving spouse may choose to terminate the Joint Life option and purchase a new Single Life option, if available, under the terms and charge in effect at the time for a new purchase. The surviving spouse must be under age 65. In deciding whether to make this change, the surviving spouse should consider: 1) if the change will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and
2) if the Single Life Rider option for new issues will provide an earlier age (59 1/2) to receive Maximum Annual Withdrawal amounts.

Impact of Divorce on Joint Life Option. In the event of a divorce, the contractowner may terminate the Joint Life Option and purchase a Single Life Option, if available, (if the contractowner is under age 65) at the current Rider charge and the terms in effect for new sales of the Single Life Option.

After a divorce, the contractowner may keep the Joint Life Option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the Rider up to and including the date the new spouse is added to the Rider.

Lincoln Lifetime IncomeSM Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln Lifetime IncomeSM Advantage, if elected. The Rider charge is currently equal to an annual rate of 0.75% (0.1875% quarterly) for the Lincoln Lifetime IncomeSM Advantage Single Life or Joint Life option. If the Lincoln Lifetime IncomeSM Advantage Plus is purchased, an additional 0.15% is added, for a total cost of 0.90%.

The charge is applied to the Guaranteed Amount as increased for subsequent gross purchase payments, Automatic Annual Step-ups, 5% Enhancements, the 200% Step-up and decreased for Withdrawals. We will deduct the cost of this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the Rider charge is assessed. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to the Guaranteed Amount section for a discussion and example of the impact of the changes to the Guaranteed Amount.

The annual Rider percentage charge may increase each time the Guaranteed Amount increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 1.50%. Therefore, your percentage charge for this Rider could increase every Benefit Year anniversary. If your percentage charge is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. This opt out will only apply for this particular Automatic Annual Step-up and is not available if additional gross purchase payments would cause your charge to increase (see below). You will need to notify us each time the percentage charge increases if you do not want the Automatic Annual Step-up.

An increase in the Guaranteed Amount as a result of the 5% Enhancement or 200% Step-up will not cause an increase in the annual Rider percentage charge but will increase the dollar amount of charge.

Once cumulative additional gross purchase payments into your annuity contract after the first Benefit Year exceed $100,000, any additional gross purchase payment will potentially cause the charge for your Rider to change to the current charge for new purchases in effect on the next Benefit Year anniversary, but the charge will never exceed the guaranteed maximum annual charge. The new charge will become effective on the Benefit Year anniversary.

The Rider charge will be discontinued upon termination of the Rider. The pro-rata amount of the Rider charge will be deducted upon termination of the Rider (except for death) or surrender of the contract. \

If the Guaranteed Amount is reduced to zero while the contractowner is receiving a lifetime Maximum Annual Withdrawal, no rider charge will be deducted.

If you purchase Lincoln Lifetime IncomeSM Advantage Plus Option, an additional ..15% charge will be added to the Lincoln Lifetime IncomeSM Advantage charge for a total charge of .90% applied to the Guaranteed Amount. This total charge (which may change as discussed above) is in effect until the 7th Benefit Year anniversary. If you exercise your Plus Option, this entire rider and its .90% charge will terminate. If you do not exercise the Plus Option, after the 7th Benefit Year anniversary, the 0.15% charge for the Plus Option will be removed and the Lincoln Lifetime IncomeSM Advantage rider and charge will continue. If you make a withdrawal prior to the 7th Benefit Year anniversary, you will not be able to exercise the Plus option, but the additional 0.15% charge will remain on your contract until the 7th Benefit Year anniversary.

General Provisions.

Termination. After the seventh anniversary of the effective date of the Rider, the contractowner may terminate the Rider by notifying us in writing. Lincoln Lifetime IncomeSM Advantage will automatically terminate:

   o Upon exercise of the Lincoln Lifetime IncomeSM Advantage Plus option to receive an increase in the contract value equal to the excess of your initial Guaranteed Amount over the contract value;
   o on the annuity commencement date (except payments under the Maximum Annual Withdrawal Amount Annuity Payment Option will continue if applicable);
   o    upon the election of i4LIFE(R) Advantage;
   o if the contractowner or annuitant is changed (except if the surviving spouse under the Joint Life option assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
   o upon the death under the Single Life option or the death of the surviving spouse under the Joint Life option;
   o    when the Maximum Annual Withdrawal amount is reduced to zero; or
   o    upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can re-elect any Lincoln Lifetime IncomeSM Advantage, Lincoln SmartSecurity(R) Advantage, 4LATER(R) Advantage or any other living benefits we may offer in the future. The one-year wait does not apply to the election of a new rider after the exercise (and resulting termination) of the Lincoln Lifetime IncomeSM Advantage Plus.

Compare to Lincoln SmartSecurity(R) Advantage. If a contractowner is interested in purchasing a rider that provides guaranteed minimum withdrawals, the following factors should be considered when comparing Lincoln Lifetime IncomeSM Advantage and the Lincoln SmartSecurity(R) Advantage (discussed in your prospectus) (only one of these riders can be added to a contract at any one time): the Lincoln Lifetime IncomeSM Advantage has the opportunity to provide a higher Guaranteed Amount because of the 5% Enhancement, Automatic Annual Step-up or 200% Step-up and this benefit also provides the potential for lifetime withdrawals from an earlier age for the Single Life Option only (59 1/2 rather than age 65 with the Lincoln SmartSecurity(R) Advantage). However, the percentage charge for the Lincoln Lifetime IncomeSM Advantage is higher and has the potential to increase on every Benefit Year Anniversary if the increase in contract value exceeds the 5% Enhancement. Another factor to consider is that immediate withdrawals from your contract, under the Lincoln Lifetime IncomeSM Advantage, will adversely impact the 5% Enhancement and 200% Step-up. In addition, if the withdrawal is made before age 59 1/2 (Single Life) or age 65 (Joint Life), the 5% Enhancement is further limited and the 200% Step-up is not available. The Lincoln Smart Security (R)Advantage provides that Maximum Annual Withdrawal amounts can continue to a beneficiary to the extent of any remaining Guaranteed Amount while the Lincoln Lifetime IncomeSM Advantage does not offer this feature.

i4LIFE(R) Advantage Option. i4LIFE(R) Advantage is an income program, available for purchase at an additional charge, that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a death benefit during the Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for purchase at the time you elect i4LIFE(R) Advantage. Depending on a person's age and the selected length of the Access Period, i4LIFE(R) Advantage may provide a higher payout than the Maximum Annual Withdrawal amounts under Lincoln Lifetime IncomeSM Advantage. You cannot have both i4LIFE(R) Advantage and Lincoln Lifetime IncomeSM Advantage in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage may decide to drop Lincoln Lifetime IncomeSM Advantage and purchase i4LIFE(R) Advantage if i4LIFE(R) Advantage will provide a higher payout amount. If this decision is made, the contractowner can use any remaining Lincoln Lifetime IncomeSM Advantage Guaranteed Amount to establish the Guaranteed Income Benefit under the i4LIFE(R) Advantage at the terms in effect for purchasers of this Rider. i4LIFE(R) Advantage with the Guaranteed Income Benefit must be elected before the Annuity Commencement Date and by age 99 for nonqualified contracts or age 85 for qualified contracts. See i4LIFE(R) Advantage and the Guaranteed Income Benefit sections of your prospectus. The charges for these benefits will be the current charges in effect for the i4LIFE(R) Advantage and Guaranteed Income Benefit at the time of election of these benefits. If you use your Guaranteed Amount to establish the Guaranteed Income Benefit, you must keep i4LIFE(R) Advantage and the Guaranteed Income Benefit in effect for at least 3 years.

Below is an example of how the Guaranteed Amount from the Lincoln Lifetime IncomeSM Advantage is used to establish the Guaranteed Income Benefit with i4LIFE Advantage.

Prior to i4LIFE Advantage election:
Contract Value = $100,000
Guaranteed Amount = $100,000
After i4LIFE Advantage election:

Regular Income Payment = $6,700 per year = Contract Value divided by the i4LIFE Advantage annuity factor

Guaranteed Income Benefit = $5,020 per year = Guaranteed Amount divided by Guaranteed Income Benefit Table factor


Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. The death benefit calculation for certain death benefit options in effect prior to the annuity commencement date may change for contractowners with an active Lincoln Lifetime IncomeSM Advantage. Certain death benefit options provide that all withdrawals reduce the death benefit in the same proportion that the withdrawals reduce the contract value. If you elect the Lincoln Lifetime IncomeSM Advantage, withdrawals less than or equal to the Maximum Annual Withdrawal amount, after age 59 1/2 for the Single Life Option or age 65 for Joint Life Option, will reduce the sum of all gross purchase payments option of the death benefit on a dollar for dollar basis. This applies to the Guarantee of Principal Death Benefit, and only the sum of all gross purchase payments alternative of the Enhanced Guaranteed Minimum Death Benefit or the Estate Enhancement Benefit, whichever is in effect. See Death Benefits in your prospectus. Any Excess Withdrawals and all withdrawals prior to age
59 1/2 for Single Life or age 65 for Joint Life will reduce the sum of all gross purchase payments in the same proportion that the withdrawals reduced the contract value under any death benefit option in which proportionate withdrawals are in effect. This change has no impact on death benefit options in which all withdrawals reduce the death benefit calculation on a dollar for dollar basis. The terms of your contract will describe which method is in effect for your contract.

The following example demonstrates how a withdrawal will reduce the death benefit if both the Enhanced Guaranteed Minimum Death Benefit (EGMDB) and the Lincoln Lifetime IncomeSM Advantage are in effect when the contractowner dies. Note that this calculation applies only to the sum of all gross purchase payments calculation and not for purposes of reducing the highest anniversary contract value under the EGMDB:


Contract value before withdrawal            $80,000
Maximum Annual Withdrawal Amount            $ 5,000


Enhanced Guaranteed Minimum Death Benefit (EGMDB) values before withdrawal is the greatest of a), b), or c) described in detail in the EGMDB section of your prospectus:

         a)  Contract  value                                  $ 80,000
         b)  Sum of gross purchase payments                   $100,000
         c)  Highest anniversary contract value               $150,000

Withdrawal of $9,000 will impact the death benefit calculations as follows:
        a)   $80,000 - $9,000 = $71,000 (Reduction $9,000)
        b) $100,000 - $5,000 = $95,000 (dollar for dollar reduction of Maximum Annual Withdrawal amount)
              $95,000 - $5,067 = $89,932 [$95,000 times ($4,000/$75,000) =
              $5,067] Pro rata reduction of Excess Withdrawal. Total reduction = $10,067.
        c)    $150,000 - $16,875 = $133,125 [$150,000 times $9,000/$80,000 =
              $16,875] The entire $9,000 withdrawal reduces the death benefit option pro rata. Total reduction = $16,875.

Item c) provides the largest death benefit of $133,125.

Availability. The Lincoln Lifetime IncomeSM Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The contractowner/annuitant as well as the spouse under the Joint Life option must be under age 86 at the time this Rider is elected. You cannot elect the Rider on or after the purchase of i4LIFE(R) Advantage or on or after the Annuity Commencement Date and must wait at least 12 months after terminating 4LATER(R) Advantage, SmartSecurity(R) Advantage or any other living benefits we may offer in the future.

There is no guarantee that the Lincoln Lifetime IncomeSM Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. The availability of this Rider will depend upon your state's approval of this Rider. Check with your investment representative regarding availability.

Investment Requirements

Contractowners who have elected the Lincoln Lifetime IncomeSM Advantage will be subject to the following Investment Requirements on the investments in their contracts. These Investment Requirements are different from the Investment Requirements listed in your prospectus that apply to purchases of other optional riders. Contractowners with an active Lincoln Lifetime IncomeSM Advantage who decide to drop Lincoln Lifetime IncomeSM Advantage and purchase i4LIFE(R) Advantage are also subject to these Investment Requirements. We have divided the subaccounts of your contract into two groups. We will specify the minimum or maximum percentages of your contract value that must be in each group at the time you purchase the Rider. In addition, some investment options are not available to you if you purchase this Rider.

You can select the percentages of contract value to allocate to individual funds within each group, but the total investment for all funds in a group must comply with the specified minimum or maximum percentages for that group. On each quarterly anniversary of the effective date of this rider, we will rebalance your contract value, on a pro-rata basis, back to the specified allocations.

We may change the list of subacccounts in a group, change the number of groups, change the minimum or maximum percentages of contract value allowed in a group or change the frequency of contract value rebalancing, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:
   1. drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to the new terms of the Investment Requirements;
   2. submit your own reallocation instructions for the contract value, before the effective date specified in the notice, so that the Investment Requirements are satisfied; or
   3.    take no action and be subject to the rebalancing as described above.

At this time, the subaccount groups are as follows:

        Group 1                                         Group 2
Investments must be at least 25%                Investments cannot exceed 75%

   1. Amer Century VIP Inflation Protection     All other investment options
   2. Delaware VIP High Yield Series             except as discussed below.
   3. LVIP Delaware Bond Fund
   4. Delaware VIP Capital Reserves Series
   5. Delaware VIP Diversified Series
   6. FTVIPT Templeton Global Income Securities Fund

At this time, there are no percentage requirements if you allocate 100% of your contract value among the LVIP Wilshire Profile Funds that are available in your contract except not more than 75% can be allocated to the LVIP Wilshire Aggressive Profile Fund . The fixed accounts are not available with these riders except for dollar cost averaging.

As discussed in the Lincoln Lifetime IncomeSM Advantage Plus section, if you purchase the Lincoln Lifetime IncomeSM Advantage Plus rider, your only investment options until the seventh Benefit Year anniversary are the LVIP Wilshire Moderate Profile Fund and the LVIP Wilshire Conservative Profile Fund; both are funds of funds.